SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  RIDE, INC.
                                  ----------

                           (Name of Subject Company)

                             MINOTAUR CAPITAL, INC.
                             ----------------------

                                    (Bidder)

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                                   765689104

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                DAVID J. FEINGOLD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             MINOTAUR CAPITAL, INC.
                               3300 PGA BOULEVARD
                           GARDENS PLAZA OFFICE TOWER
                                    SUITE 410
                          PALM BEACH GARDENS, FL 33410
                                 (561) 630-6727

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              ROBERT CRITTON, ESQ.
                            BURMAN, CRITTON & LUTTIER
                               712 US HIGHWAY ONE
                                    SUITE 300
                           NORTH PALM BEACH, FL 33408

CALCULATION OF FILING FEE:                 TRANSACTION VALUATION*             AMOUNT OF FILING FEE**
--------------------------                 ----------------------             ----------------------
                                                $9,074,698.30                         $1,814.93

* For the purpose of calculating the filing fee only, this amount assumes the purchase of 7,259,758 shares of Common Stock, no par value per share, of RIDE, INC. (the "Company") Such number of shares consists of fifty one percent of the Common Stock shares issued and outstanding as of February 8, 1999 (according to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 and reported as of February 8, 1999)


** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously
Paid:                   Not applicable.         Filing Party: Not applicable.
Form or Registration
No.:                    Not applicable.         Date Filed: Not applicable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 765689104

--------------------------------------------------------------------------------
(1) Name of reporting persons: MINOTAUR CAPITAL, INC.

I.R.S. Identification No. of above person (entities only): APPLIED FOR
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------
(3) SEC use only
--------------------------------------------------------------------------------
(4) Source of funds (see instructions): AF,OO
--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------
(6) Citizenship or place of organization: Florida
--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person: 75,000 shares of common stock as of 4/1/99
--------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):
                                                                             / /
--------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7): .5%
--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions): CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by MINOTAUR CAPITAL, INC., a Florida corporation ("Purchaser") to purchase fifty one percent (51%) of all outstanding shares of common stock, no par value per share (the "Company Common Stock"), of RIDE, INC., a Washington corporation (the "Company"), for a purchase price of $1.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is RIDE, INC., a Washington corporation, which has its principal executive and operating offices at 8160 304th Avenue Southeast, Preston, Washington 98050.

    (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, no par value per share, (the "Shares"), and the Offer is for fifty one percent of the outstanding Shares at a price of $1.25 per Share, net to the seller in cash in the form of a balloon payment from a promissory note, without interest thereon. The information set forth in the "INTRODUCTION" to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) The information set forth in the "INTRODUCTION" to the Offer to Purchase, in Section 8 to the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five (5) years, the Purchaser nor, to the best of knowledge of Purchaser, any executive officer or director of Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 8, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 to the Offer to Purchase is incorporated herein by reference.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 11 and 13 to the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the "INTRODUCTION" to the Offer to Purchase, in Section 8 to the Offer to Purchase and Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Sections 8 and 10 to the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "INTRODUCTION" to the Offer to Purchase and in Section 16 to the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 to the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) The information set forth in Section 15 to the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 12 to the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in the "INTRODUCTION" to the Offer to Purchase and Sections 10 and 17 to the Offer to Purchase is incorporated herein by reference. See Exhibit (g).

    (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     --         Offer to Purchase.
(a)(2)     --         Letter of Transmittal.
(a)(3)     --         Notice of Guaranteed Delivery.
(a)(4)     --         Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     --         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(6)     --         Form Promissory Note to be issued by Minotaur Capital, Inc. to shareholders accepting tender offer
(a)(7)     --         Press Release by Minotaur Capital, Inc., April 6, 1999
(a)(8)     --         Summary Advertisement, dated April 6, 1999.




                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: April 6, 1999            MINOTAUR CAPITAL, INC.
                                By:    /s/ David J. Feingold
                                       -------------------------------------
                                Name:  David J. Feingold
                                Title: President and Chief Executive Officer

EXHIBIT INDEX

1(a)       --         Offer to Purchase.

1(b)       --         Letter of Transmittal.

1(c)       --         Notice of Guaranteed Delivery.

1(d)       --         Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

1(e)       --         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

1(f)       --         Form promissory note to be issued by Minotaur Capital, Inc. to shareholders accepting tender offer

1(g)       --         Press Release by Minotaur Capital, Inc., April 6, 1999

1(h)       --         Summary Advertisement, dated April 6, 1999.